Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

 (+55 11) 5642-3370

February 25, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Uwem Bassey and Matthew Derby

Re: Nvni Group Limited Registration Statement on Form F-1 File No. 333-284809

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time on February 27, 2025, or as soon thereafter as practicable.

Please contact Thiago Spercel, Esq. of Sichenzia Ross Ference Carmel LLP at (929) 639-7631, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

Nvni Group Limited

By:	/s/ Pierre Schurmann
Pierre Schurmann
Chief Executive Officer